KITCHER RESOURCES INC.
                          Suite 138 - 1027 Davie Street
                         Vancouver, B.C. Canada V6E 4L2
                             Telephone (604)231-0074
                             Facsimile (309)404-3652
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                                                                    May 21, 2007

Mr. Jason Wynn
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, DC  20549

Re: Kitcher Resources Inc.
    Amendment No. 1 to Registration Statement on Form SB-2
    Filed April 26, 2007
    File No. 333-141328

Dear Mr. Wynn,

We are providing this cover letter to assist you in your further review of our registration statement. We have keyed our responses to the comments in your letter dated May 14, 2007.

Plan of Distribution, page 13

     1. We have stated both in the Plan of Distribution and on the Prospectus Cover Page that we are aware of and will comply with the requirements of Exchange Act Rule 10b-9.

Thank you again for your assistance with our registration statement.

Sincerely,


/s/ Raminder Badyal
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Dr. Raminder Badyal
President